Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD130,

Subject to Completion, Dated June 28, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Notes Based Upon The Dow Jones-AIG Commodity IndexSM

Due                     , 2010

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 28, 2007

Notes Based Upon The

Dow Jones-AIG Commodity IndexSM

Due 2010

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in the summary below are defined in “Preliminary Terms”.

How The Notes Work

Notes Based on the Dow Jones-AIG Commodity IndexSM (the “Notes”) are index-linked debt securities issued by Citigroup Funding Inc. The Notes have a term of three years and do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. The Notes offer investors the opportunity to participate in 1.5 times of the upside growth potential of the Dow Jones-AIG Commodity IndexSM up to a maximum return on the Notes of approximately 135% to 165% (approximately 45% to 55% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. Additionally, the Notes offer investors limited protection against a decline in the value of the Dow Jones-AIG Commodity IndexSM over the term of the Notes. The Notes are not principal protected. As described below, the amount you receive at maturity could be less than your initial investment in the Notes and could be as little as US$100.

You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus an Index Return Amount, which may be positive, zero or negative. The Index Return Percentage will equal the percentage change of the value of the Dow Jones-AIG Commodity IndexSM from the Pricing Date to the Valuation Date. Because the Index Return Amount may be negative, the maturity payment could be less than US$1,000 per Note and could be as little as US$100. Moreover, because the Index Return Amount is capped, the maximum amount, including principal, you could receive at maturity is between US$2,350 to US$2,650 per Note (to be determined on the Pricing Date).

■

If the Ending Value of the Dow Jones-AIG Commodity IndexSM is greater than its Starting Value, the Index Return Amount will be positive and will equal the product of (1) US$1,000, (2) the Index Return Percentage and (3) a Participation Rate of 150%, provided that the maximum return on the Notes is limited to approximately 135% to 165% (approximately 45% to 55% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■

If the Ending Value of the Dow Jones-AIG Commodity IndexSM is equal to its Starting Value or has decreased by less than 10% from its Starting Value, the Index Return Amount will equal zero. As a result, the amount you receive at maturity will be US$1,000 per Note.

■

If the Ending Value of the Dow Jones-AIG Commodity IndexSM is less than the Starting Value and has decreased by 10% or more, the Index Return Amount will be negative or zero and will equal the product of (1) US$1,000 and (2) 10% plus the Index Return Percentage. As a result, the amount you receive at maturity will likely be less than the principal amount of your investment and could be as little as US$100.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

•	Investors expecting appreciation in the value of the Dow Jones-AIG Commodity IndexSM over the term of the Notes.

•

Investors looking for leveraged upside exposure to the potential appreciation in the value of the Dow Jones-AIG Commodity IndexSM, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon the Dow Jones-AIG Commodity IndexSM due 2010
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Protection of Initial Investment:	None
Pricing Date:	, 2007
Issue Date:	, 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately three years after the Issue Date
Denominations:	Minimum denominations and increments of US$1,000
Interest:	None
Issue Price:	Variable according to market prices prevailing on the Pricing Date
Payment at Maturity:	For each US$1,000 Note, US$1,000 + Index Return Amount which can be positive, zero or negative, provided that the minimum amount the payment at maturity could be is US$100 and the maximum amount the payment at maturity could be is between US$2,350 and US$2,650 per Note
Index Return Amount:

For each US$1,000 Note:

(1)    if the Index Return Percentage is positive, US$1,000 x Index Return Percentage x Participation Rate, provided that the maximum return on the Note is limited to approximately 135% to 165% (approximately 45% to 55% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Note.

(2)      if the Index Return Percentage is zero, US$0.

(3)      if the Index Return Percentage is negative and the Ending Value has decreased by less than 10% from the Starting Value, US$0.

(4)      if the Index Return Percentage is negative and the Ending Value has decreased by 10% or more from the Starting Value,
US$1,000 x (10% + Index Return Percentage).

Index Return Percentage:	The return on the Dow Jones-AIG Commodity IndexSM, expressed as a percentage: Ending Value – Starting Value Starting Value
Participation Rate:	150%
Starting Value:	The settlement value of the Dow Jones-AIG Commodity IndexSM on the Pricing Date as reported by Reuters on page “.DJAIG” at 5 p.m. (New York City time) or on any successor page
Ending Value:	The settlement value of the Dow Jones-AIG Commodity IndexSM on the Valuation Date as reported by Reuters on page “. DJAIG” at 5 p.m. (New York City time) or on any successor page
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citibank, N.A.

Benefits of the Notes

■	Leveraged Upside Potential

If the Ending Value of the Dow Jones-AIG Commodity IndexSM is greater than the Starting Value, you will participate in 1.5 times of such appreciation, up to a maximum return on the Notes of approximately 135% to 165% (approximately 45% to 55% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Protection Against Loss in Limited Circumstances

At maturity you will receive your original investment in the Notes even if the Ending Value is less than the Starting Value, as long as the Ending Value has not declined by more than 10% from the Starting Value. In this case, you will not suffer the same loss that a direct investment in the futures contracts underlying the Dow Jones-AIG Commodity IndexSM would produce. However, if the Ending Value is less than the Starting Value by more than 10%, the maturity payment will be less than your original investment in the Notes and could be as little as US$100.

■	Diversification

The Notes are linked to the performance of the Dow Jones-AIG Commodity IndexSM and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Potential For Loss

The Notes are not principal protected. The amount of the maturity payment will depend on the value of the Dow Jones-AIG Commodity IndexSM on the Valuation Date. If the Ending Value of Dow Jones-AIG Commodity IndexSM has decreased by 10% or more from the Starting Value, the amount you receive at maturity will likely be less than the amount of your initial investment in the Notes and could be as little as US$100, even if the Dow Jones-AIG Commodity IndexSM exceeded the Starting Value at one or more times during the term of the Notes.

■	Appreciation Is Capped

Because the return on the Notes will be capped at approximately 135% to 165% (approximately 45% to 55% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, the maximum amount, including principal, you could receive at maturity is between US$2,350 to US$2,650 (to be determined on the Pricing Date) per Note. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the percentage change of the Dow Jones-AIG Commodity IndexSM and not subject to a cap.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the Dow Jones-AIG Commodity IndexSM, which will fluctuate in response to market conditions. As a result, if the Ending Value of the Dow Jones-AIG Commodity IndexSM is less than     %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Special Considerations Related to the Commodity Index

■

The Notes are linked to the Dow Jones-AIG Commodity IndexSM and not to the Dow Jones-AIG Commodity Index Total ReturnSM. Thus, the return on the Notes, if any, will not reflect a total return on the Commodity Index, which would include interest on cash collateral.

■

The Notes are not futures contracts and will not be regulated by the Commodity Futures Trading Commission. You will not own or have any beneficial or other legal interest in the futures contracts or commodities underlying the Commodity Index.

■

Market prices of the commodity futures contracts underlying the Commodity Index are highly volatile and may fluctuate rapidly based on a variety of factors including changes in supply and demand relationships; weather; and domestic and foreign political and economic events and policies. This may in turn result in volatile changes in the value of the Commodity Index and thus reduce the amount you receive at maturity of the Notes.

■

Putting aside other considerations, if the market prices for certain commodity futures contracts underlying the Commodity Index are higher in the distant delivery months than in the nearer delivery months, resulting in a negative “roll yield”, the value of the

Commodity Index would likely decrease, thus, decreasing the amount you receive at maturity of the Notes.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Dow Jones-AIG Commodity IndexSM, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of one or more of the futures contracts underlying the Dow Jones-AIG Commodity IndexSM or other instruments, such as options, swaps or futures, based upon the Dow Jones-AIG Commodity IndexSM or upon one or more of the futures contracts underlying the Dow Jones-AIG Commodity IndexSM by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities with respect to the Dow Jones-AIG Commodity IndexSM and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Dow Jones-AIG Commodity IndexSM

General

All disclosures contained in this offering summary regarding the Dow Jones-AIG Commodity IndexSM (“the Commodity Index”) including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones and AIG Financial Products Corp. Neither Citigroup Funding nor Citigroup Global Markets Inc. assumes any responsibility for the accuracy or completeness of such information.

The Commodity Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Commodity Index. The value of the Commodity Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Commodity Index.

The notes are linked to the Commodity Index and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Commodity Index reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Commodity Index, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

The Commodity Index was introduced in July 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Commodity Index for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Commodity Index is calculated daily by Dow Jones, in conjunction with AIG Financial Products Corp., by applying the impact of the changes to the futures prices of commodities included in the Commodity Index (based on their relative weightings) to the previous day’s Commodity Index value. Since the futures contracts included in the Commodity Index are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

The Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June by AIG Financial Products Corp., under the supervision of the Dow Jones-AIG Commodity Index Advisory and Supervisory Committees, announced in July and implemented the following January. The composition of the Index for 2007 was approved at a meeting held in July 2006.

For further information on the Commodity Index, including its makeup, method of calculation and changes in its components, you should refer to the section “Description of the Dow Jones-AIG Commodity IndexSM” in the preliminary pricing supplement relating to this offering.

Historical Settlement Values of the Commodity Index

The following table sets forth the month-end settlement values of the Commodity Index from January 2002 through May 2007. The historical performance of the Commodity Index should not be taken as an indication of future performance.

	2002	2003	2004	2005	2006	2007
January	88.309	118.644	137.620	146.821	173.669	166.094
February	90.476	122.526	146.445	156.886	162.234	171.013
March	99.588	113.171	150.837	162.094	165.194	171.963
April	99.431	112.360	148.046	152.294	175.767	173.215
May	97.755	118.821	150.436	150.727	176.679	172.723
June	99.518	115.788	144.034	152.885	173.235
July	98.826	116.395	146.414	159.330	178.032
August	105.581	120.898	143.556	170.816	170.876
September	106.294	120.898	153.175	178.249	159.957
October	105.053	126.571	155.549	166.516	166.817
November	105.247	126.087	153.406	166.402	175.214
December	110.276	135.269	145.600	171.149	166.509

The settlement value of the Commodity Index at the close of business on June 27, 2007 was 168.945.

The following graph plots the historical daily settlement values of the Commodity Index from January 2, 1997 to June 25, 2007. Past movements of the Commodity Index are not necessarily indicative of future Commodity Index values or what the value of the Notes may be. Any historical upward or downward trend in the value of the Commodity Index during any period set forth below is not an indication that the Commodity Index is more or less likely to increase or decrease at any time during the term of the notes.

License Agreement

"Dow Jones," "AIG®" "Dow Jones-AIG Commodity IndexSM," and "DJ-AIGCISM" are service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Commodity Index, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This offering summary relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this offering summary regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CITIGROUP GLOBAL MARKETS INC., OTHER THAN AMERICAN INTERNATIONAL GROUP.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments, if any, to be made on an investment of US$1,000 principal amount of Notes based on various Ending Values of the Commodity Index. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Principal amount: US$1,000 per Note
■	Starting Value: 175.00
■	Upside Participation Rate: 150%
■	Maximum Return: 150% (US$1,500 per Note)
■	Downside Barrier Level: 157.50 (90% of Starting Value)
■	Maturity: 3 years
■	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return on the Notes.

Hypothetical Ending Value	Hypothetical Index Return (1)	Hypothetical Index Return Amount (2)	Hypothetical Maturity Payment Per Note (3)	Hypothetical Return on the Notes	Hypothetical Per Annum Return on the Notes
10	-94.286%	-US$842.86	US$157.14	-84.286%	-28.095%
20	-88.571%	-US$785.71	US$214.29	-79.571%	-26.190%
30	-82.857%	-US$728.57	US$271.43	-72.857%	-24.286%
40	-77.143%	-US$671.43	US$328.57	-67.143%	-22.381%
50	-71.429%	-US$614.29	US$385.71	-61.429%	-20.476%
60	-65.714%	-US$557.14	US$442.86	-55.714%	-18.571%
70	-60.000%	-US$500.00	US$500.00	-50.000%	-16.557%
80	-54.286%	-US$442.86	US$557.14	-44.286%	-14.762%
90	-48.571%	-US$385.71	US$614.29	-38.571%	-12.857%
100	-42.857%	-US$328.57	US$671.43	-32.857%	-10.952%
110	-37.143%	-US$271.43	US$728.57	-27.143%	-9.048%
120	-31.429%	-US$214.29	US$785.71	-21.429%	-7.143%
130	-25.714%	-US$157.14	US$842.86	-15.714%	-5.238%
140	-20.000%	-US$100.00	US$900.00	-10.000%	-3.333%
150	-14.286%	-US$42.86	US$957.14	-4.286%	-1.429%
160	-8.571%	US$0.00	US$1,000.00	0.000%	0.000%
170	-2.857%	US$0.00	US$1,000.00	0.000%	0.000%
175	0.000%	US$0.00	US$1,000.00	0.000%	0.000%
180	2.857%	US$42.86	US$1,042.86	4.286%	1.429%
190	8.571%	US$128.57	US$1,128.57	12.857%	4.286%
200	14.286%	US$214.29	US$1,214.29	21.857%	7.143%
210	20.000%	US$300.00	US$1,300.00	30.000%	10.000%
220	25.714%	US$385.71	US$1,385.71	38.571%	12.857%
230	31.429%	US$471.43	US$1,471.43	47.143%	15.714%
240	37.143%	US$557.14	US$1,557.14	55.714%	18.571%
250	42.857%	US$642.86	US$1,642.86	64.286%	21.429%
260	48.571%	US$728.57	US$1,728.57	72.857%	24.286%
270	54.286%	US$814.29	US$1,814.29	81.429%	27.143%
280	60.000%	US$900.00	US$1,900.00	90.000%	30.000%
290	65.714%	US$985.71	US$1,985.71	98.571%	32.857%
300	71.429%	US$1,071.43	US$2,071.43	107.143%	35.714%
310	77.143%	US$1,157.14	US$2,157.14	115.714%	38.571%
320	82.857%	US$1,242.86	US$2,242.86	124.286%	41.429%
330	88.571%	US$1,328.57	US$2,328.57	132.857%	44.286%
340	94.286%	US$1,414.29	US$2,414.29	141.429%	47.143%
350	100.000%	US$1,500.00	US$2,500.00	150.000%	50.000%
360	105.714%	US$1,500.00	US$2,500.00	150.000%	50.000%

(1)	Hypothetical Index Return = (Hypothetical Ending Value – Hypothetical Starting Value) / Hypothetical Starting Value
(2)	If Hypothetical Index Return is greater than zero, Hypothetical Index Return Amount = (US$1,000 x Hypothetical Index Return) x Participation Rate (150%), provided that the Hypothetical Index Return Amount will not be greater than US$1,500 per Note.
If Hypothetical Index Return is less than zero but greater than –10%, Hypothetical Index Return Amount = US$0
If Hypothetical Index Return is less than or equal to –10%, Hypothetical Index Return Amount = US$1,000 x (10% + Hypothetical Index Return)
(3)	Hypothetical Maturity Payment per Note = US$1,000 + Hypothetical Index Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets (“U.S. Holders”).

For U.S. federal income tax purposes, the Notes generally should be treated as a capped variable cash-settled prepaid forward contract on the value of the Dow Jones-AIG Commodity IndexSM at maturity, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Dow Jones-AIG Commodity IndexSM subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

In the case of a holder of a Note that is not a U.S. person (“Non-U.S. Holder”) the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the Non-U.S. Holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If no settlement value of the Commodity Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Payment at Maturity” in the preliminary pricing supplement related to this offering for more information. In addition, if the Commodity Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Commodity Index prior to any such discontinuance. You should refer to the section “Description of the Notes—Discontinuance of an Underlying Equity Index” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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